Filed pursuant to Rule 433
Registration No. 333-175032
November 28, 2011

Release:  Immediate     November 28, 2011

CANADIAN PACIFIC ANNOUNCES DEBT OFFERINGS TO FUND
A PREPAYMENT TO ITS CANADIAN DEFINED BENEFIT PENSION PLAN

CALGARY – Canadian Pacific Railway Limited (TSX: CP)(NYSE:CP) announced today that its wholly- owned subsidiary, Canadian Pacific Railway Company, is commencing an offering of  senior unsecured notes in the United States to fund a voluntary prepayment in 2011 to the company’s Canadian defined benefit pension plan.

The offering is being made in the United States under the base shelf prospectus dated June 29, 2011 which allows for offerings of up to US $1.5 billion of debt securities.  The issue size of the offering and its maturity, interest rate and net proceeds  have not yet been determined.

CP believes that the transactions will be a tax efficient means for the company to reduce the volatility in defined benefit pension plan funding requirements and provide greater flexibility to direct future cash from operations to  infrastructure investments.  The net impact of the debt offering and the voluntary prepayment of the pension contribution is expected to be accretive to earnings.

CP intends to access debt markets, other than the U.S. public market, to fund additional voluntary prepayments of future contributions to its Canadian defined benefit pension plan.  Any additional debt offerings will depend on capital market conditions and may occur at any time.  There is no assurance that any additional debt offerings will be completed.

Canadian Pacific Railway Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the U.S. offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to the size and timing of future benefit pension plan contributions and future earnings.  Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in laws and regulations; changes in taxes and tax rates; and effects of changes in market conditions and discount rates on the financial position of pension plans and investments.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (CP:TSX)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:	Investor Relations
Media	Janet Weiss
Nicole Sasaki	Tel: 403 319-3591
Tel: 403 835-9005	investor@cpr.ca
24/7 Media Pager: 855-242-3674
nicole_sasaki@cpr.ca